Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.

SUPPLEMENT NO. 9 DATED JUNE 21, 2007
TO THE PROSPECTUS DATED JANUARY 31, 2007

This document supplements, and should be read in conjunction with, our prospectus dated January 31, 2007, as supplemented by Supplement No. 6 dated April 30, 2007, Supplement No. 7 dated May 4, 2007 and Supplement No. 8 dated May 24, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	our recent acquisition of Park at Northgate; and

•	our proposed acquisition of Baypoint Resort.

Status of Our Initial Public Offering

As of June 12, 2007, we had received and accepted subscriptions in our offering for 4,967,443 shares of common stock, or $49,625,000, excluding shares issued pursuant to our distribution reinvestment plan.

Acquisition of Park at Northgate

On June 12, 2007, we purchased Park at Northgate, or the Northgate property, for a purchase price of $16,600,000 from an unaffiliated third party. Currently, the Northgate property is approximately 98% leased. The Northgate property is a 248-unit class-A apartment property located in Spring, Texas. We purchased the fee interest in the property through our wholly-owned subsidiary, Apartment REIT Park at North Gate, LP.

Financing and Fees

We financed the purchase price of the Northgate property with funds raised through this offering. We incurred an acquisition fee of $498,000, or 3.0% of the purchase price, to our advisor and its affiliate.

Description of the Property

The Northgate property is an apartment community consisting of 19 two-story residential buildings on approximately 16 acres at 26325 Northgate Crossing in Spring, Texas. Construction of the property was completed in 2003. The property contains a total of 231,000 rentable square feet and the average unit size is 932 square feet, including a 2-bedroom-2-bathroom 1,172 square foot townhome layout. The property contains 136 1-bedroom-1-bathroom units, 24 2-bedroom-1-bathroom units, 48 2-bedroom-2-bathroom units, 24 2-bedroom-2-bathroom townhome units and 16 3-bedroom-2-bathroom units. As of June 21, 2007, the property had an average rent of $848 per unit. The leased space is residential with leases generally ranging from an initial term of six months to one year. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood frame construction on concrete slab foundations. The exteriors are brick veneer with cement board siding and wood trim, with pitched roofs covered with asphalt composition shingles. The property contains 48 detached garages and 72 covered parking spaces which rent for $80 and $30 per month, respectively, and 314 open parking spaces. The parking ratio is approximately 1.75 spaces per unit. The property contains a clubhouse with a computer room, TV room and conference room, controlled access entry gates, 24-hour fitness center, swimming pool, putting green, volleyball court and playground. Each unit has nine foot ceilings, oversized patios or balconies, laminate wood flooring in the entry and kitchen, walk-in-closets and linen closets.

Units are individually metered for electricity which includes cooking, heating, air conditioning, and hot water, and the property bills its water/sewer expense back to residents.

The Northgate property is located in Spring, Texas, a northern suburb of Houston, the sixth largest metropolitan area in the country according to the 2006 U.S. Census estimates, with a population exceeding

5.5 million. Spring has an “old town” section dating from its time as a railroad town in the early 1900’s that is a popular destination due to its galleries, restaurants and festivals. In the 12 months ended February 2007, the Houston area registered a net gain of 90,200 jobs, or 3.8%, according to the U.S. Bureau of Labor and Statistic. The city’s major economic industries have historically included the energy and oil sectors; however recent development in the health and biomedical industries has aided Houston in achieving a more stable economy and has served as an important source for new jobs.

Spring had a relatively high residential occupancy rate of 95% in the first quarter of 2007 versus 92.7% for the Houston metropolitan area. In addition, the occupancy rate of residential properties built in the area after 1998 was only 95%. In addition, effective rents in the Houston area increased by 3% in 2006.

The Northgate property generally competes with six residential properties: Alexan Springs, Landmark at Woodlands, Spring Park, Woodland Forest, Woodland Meadows and Woodridge Park. All of these properties have similar amenities to those found at the Northgate property. In order to compete well with these properties, management will continue to maintain the Northgate property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Northgate property competitive in the market.

Carbon-Thompson Management, an unaffiliated third party, will manage the property directly through a subcontract with Triple Net Properties Realty, Inc., or Realty. We will pay Realty up to 4.0% of the monthly gross cash receipts generated by the Northgate property, 3.5% of which will be re-allowed to Carbon-Thompson Management.

We currently have no plans for renovating, developing or expanding the Northgate property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Northgate property will be approximately $14.7 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years respectively. Real estate taxes on the property for 2006 were $323,000, at a rate of 2.622%.

Proposed Acquisition of Baypoint Resort

On June 15, 2007, our board of directors approved the acquisition of Baypoint Resort Apartments, or Baypoint Resort. Baypoint Resort is a 350-unit garden-style, bay front apartment property which consists of 12 three-story residential buildings and three separate buildings which house the leasing center, clubhouse and maintenance shop, located in Corpus Christi, Texas. The property was completed in 1998 and contains approximately 338,000 rentable square feet. The property is currently 97% leased.

We anticipate purchasing Baypoint Resort for a purchase price of $33,250,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $998,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Baypoint Resort.